345 Park Avenue New York, NY 10154-1895	Direct Main Fax	212.407.4000 212.407.4000 212.407.4990

April 22, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Gabor and Kasey Robinson

Re:	Genenta Science S.r.l.
Draft Registration Statement on Form F-1
Submitted March 1, 2021
CIK No. 0001838716

Dear Mr. Gabor and Ms. Robinson:

On behalf of our client, Genenta Science S.r.l., an Italian limited liability company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Draft Registration Statement on Form F-1 (the “DRS”) submitted on March 1, 2021 contained in the Staff’s letter dated March 28, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its amended draft Registration Statement on Form F-1 (the “Amended DRS”), which reflects responses to the comments received from the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by our response. All page references in the responses set forth below refer to the page numbers in the Amended DRS. All capitalized terms used but not defined herein have the meanings ascribed to such terms in the Amended DRS.

Los Angeles    New York    Chicago    Nashville    Washington, DC    San Francisco    Beijing    Hong Kong    www.loeb.com

United States Securities and Exchange Commission April 22, 2021 Page 2

Draft Registration Statement on Form F-1 submitted March 1, 2021 Prospectus Summary, page 1

1. We note references to preclinical and preliminary data that treatment with Temferon resulted in an “anti-tumor effect,” “changes in the immune system” and similar statements indicating findings of efficacy. Additionally, we also note your statement on page 4 that you believe that the addition of your product candidates to other cancer therapies “will enhance the durability and efficacy of the existing therapies....” Please revise to remove any statements that suggest the efficacy of your product candidates, as these determinations are the exclusive authority of the FDA or other regulators. Also, please limit the prospectus summary discussion of preclinical studies and trial results to an objective description of the endpoints of your studies and trials and whether they were met. For example, rather than stating that Temferon triggered an anti-tumor effect, present your trial observations without concluding that Temferon caused the observations. Similarly revise the disclosure throughout your filing.

Response: Changes in response to the Staff’s comment are reflected on pages 1, 4, 5, 90, 93, 94 and 104 of the Amended DRS. Please note that, in certain contexts, the phrase “anti-tumor” is not suggestive of product candidate efficacy and was retained in the interests of clarity.

Research and Development Pipeline, page 3

2. Please revise your product pipeline table on pages 3 and 90 to clearly break out each stage or phase of clinical development and include a column for Phase 3. In addition, it appears that the asterisked footnote that appears in your pipeline table on page 90 is missing from the table on page 3. Finally, we note that you have included in your pipeline table various TEMs immuno-gene therapy programs that are in pre-clinical development. Given the early-stage development of these programs, please explain why these programs are sufficiently material to your business to warrant inclusion in your pipeline table. If they are material, please expand your disclosure in the Business section to provide a more fulsome discussion of these programs, including a description of preclinical studies or other development activities conducted. Alternatively, remove any programs that are not currently material from your pipeline table.

Response: Changes in response to the Staff’s comment are reflected on pages 3, 92 and 111 of the Amended DRS.

Company History and Management Team, page 6

3. Please remove the reference to “first-in-class” as this statement implies an expectation of regulatory approval and is inappropriate given the length of time and uncertainty with respect to securing marketing approval.

Response: Changes in response to the Staff’s comment are reflected on pages 6 and 91 of the Amended DRS.

United States Securities and Exchange Commission April 22, 2021 Page 3

Risk Factors

Our gene therapy product candidates and the process for administering our product candidates may cause undesirable side effects..., page 16

4. We note your statement that two recent cases of myelodysplastic syndrome and acute myeloid leukemia relating to a third-party’s product “are unlikely related to the LVV. “ Please revise to provide the basis for this statement.

Response: Changes in response to the Staff’s comment are reflected on pages 17 and 99 of the Amended DRS.

We may need to license intellectual property from third parties, page 45

5. We note that you may need to license intellectual property from third parties. Discuss, if known, whether there are existing intellectual property rights, including patent rights, that are important or necessary to the development or manufacture of your product candidates that could prevent or negatively impact commercialization.

Response: Changes in response to the Staff’s comment are reflected on page 45 of the Amended DRS.

Use of Proceeds, page 70

6. Please revise to specify how far in the development of Temferon, for each indication, you expect to reach with the proceeds of the offering. If any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts and sources of such other funds needed for each such specified purpose and the sources thereof. Refer to Instruction 3 of Item 504 of Regulation S-K.

Response: Changes in response to the Staff’s comment are reflected on page 71 of the Amended DRS.

Critical Accounting Policies

Share-based Compensation, page 85

United States Securities and Exchange Commission April 22, 2021 Page 4

7. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the quota underlying your equity issuances and the reasons for any differences between the recent valuations of your quota leading up to the IPO and the estimated offering price with consideration of the conversion of quotas into ordinary shares. This information will help facilitate our review of your accounting for equity issuances including compensation.

Response: The Company expects that the estimated offering price or range established, pursuant to very preliminary discussions with the Company’s underwriters of the proposed offering, will substantially exceed the fair value of the quota underlying the Company’s equity issuances to employees and consultants (i.e., preliminarily 2x to 4x). The Company considered and determined that while the market value has increased, the best approach to valuation was to engage a third-party independent consultant who utilized the precedent transaction Backsolve Method to estimate its enterprise value at the time the options were granted. The Backsolve Method uses recent market transactions, i.e., the Company’s latest round of financing, as the lead valuation indicator for the estimate.

The Backsolve Method is a market approach that derives an implied total equity value from a transaction involving a company’s own securities. The prices of the Company’s securities were involved in recent arms-length transactions and were used as a reference point in an allocation of value. The Backsolve Method considers the rights and preferences of each class of equity in solving for the total market value of invested capital. Per the AICPA Accounting Guide, the application of the Backsolve Method may be reasonable for a company in a similar stage of development as the Company when a valuation is conducted in close proximity to the date of an arm’s-length financing transaction.

The Company raised approximately €16.6 million in its class E quota round of financing, which represents approximately 52% of its total capital (approximately 69% from new investors):

●	Approximately €13.2 million was raised in August 2019, representing approximately 80% of the funds raised in the class E quota round of financing (approximately 67% from new investors);
●	Approximately €1.9 million was raised in November 2019, representing approximately 11% of the funds raised in the class E quota round of financing (approximately 73% from new investors); and,
●	Approximately €1.5 million was raised in September 2020, representing approximately 9% of the funds raised in the class E quota round of financing (approximately 87% from new investors). Based on the 2019 transactions, the implied enterprise value was approximately €84 million, and the enterprise value determined based on the OPM Backsolve Method was approximately €56 million, which is different since the Backsolve Method considers the rights and preferences of each class of quota. The implied enterprise value from the sale of additional class E quota in 2020 was approximately €97 million and the enterprise value determined based on the OPM Backsolve Method was approximately €65 million.

The Company raised approximately €7.0 million under an offering of its class D quota in 2017, which represents approximately 22% of its total capital (approximately 93% from new investors).

In summary, the Company has carefully considered the fair market value of the quota underlying its equity issuances to employees and consultants and believes that the prices for such quota approximate the fair market value thereof or that an appropriate compensation expense will be recognized upon the vesting of all such quota at the time of the Corporate Conversion, once the conversions have been determined. Additionally, while the estimated enterprise value of the Company has changed over the past few years, especially since the 2019 options were issued, the change is supported by the reasons stated above. The Backsolve valuation based on third-party, arms-length private transactions with sophisticated and qualified investors is considered to be strong evidence of the value of the options at the time of the grant dates.

United States Securities and Exchange Commission April 22, 2021 Page 5

Business

Clinical Development of Temferon in GBM Preliminary Interim Results, page 105

8. Please revise here and throughout to remove conclusory statements regarding the preliminary interim results of your phase 1/2a clinical trial, and provide detailed disclosure regarding the tests conducted, including the number of tests conducted, an explanation of the analysis performed, the range of results observed in each, whether the results were statistically significant and the p-value used to determine statistical significance. For example, we note your disclosure on page 106 that you “analyzed the peripheral blood of the patients from cohorts 1 and 2. In these patients, the peripheral blood showed a change in the T cell immune repertoire post treatment, revealing expansion of tumor-associated clones, which suggested that changes in the immune system are occurring.”

Response: Changes in response to the Staff’s comment are reflected on pages 5, 94 and 107-108 of the Amended DRS.

Business

Intellectual Property, page 111

9. We note “it is [your] understanding” that Telethon granted OSR a worldwide exclusive license, with the right to sublicense, its rights in the patent families. Please revise to clarify whether Telethon granted OSR a worldwide exclusive license with the right to sublicense or advise.

Response: Changes in response to the Staff’s comment are reflected on page 114 of the Amended DRS.

10. Please revise your intellectual property disclosure to describe on an individual basis the type of patent protection granted for each technology (composition of matter, use, or process).

Response: Changes in response to the Staff’s comment are reflected on page 114 of the Amended DRS.

United States Securities and Exchange Commission April 22, 2021 Page 6

11. Please revise here to disclose the type of intellectual property right protection applicable to your “proprietary platform.” In your revised disclosure, please clarify the source of protection for your “proprietary” platform, explain why the platform is “proprietary,” and disclose the applicable jurisdictions and the duration of the underlying intellectual property protection.

Response: Changes in response to the Staff’s comment are reflected on page 114 of the Amended DRS.

License Agreement with Ospedale San Raffaele, page 112

12. With respect to the OSR License Agreement and applicable amendments, please clearly disclose the duration of the agreement and the royalty term, the aggregate amounts paid to date under the agreement and additional amounts that you are subject to pay in the future, including aggregate future potential milestone payments. Please also clarify, if accurate, that under the agreement you are required to file an IND regarding Temferon for GBM prior to February 2022. In addition, with respect to the Sponsored Research Agreement with OSR, please disclose the duration of the agreement and the aggregate amounts paid to date under the agreement.

Response: Changes in response to the Staff’s comment are reflected on page 115 and 116 of the Amended DRS.

Know-How License Agreement with Fondazione Telethon, page 114

13. Please file the Telethon License Agreement and the Sponsored Research Agreement with OSR as exhibits or provide your analysis identifying how you determined that the agreements did not need to be filed. Please refer to Item 601(b)(10) of Regulation S-K.

Response: Changes in response to the Staff’s comment are reflected to the Exhibit Index of the Amended DRS.

Related Party Transactions

Employment, Consulting and Services Agreements, page 143

United States Securities and Exchange Commission April 22, 2021 Page 7

14. We note that there are several service, consulting, directorship, and employment agreements discussed in this section. Please file these agreements as exhibits or provide your analysis identifying how you determined that the agreements did not need to be filed. Please refer to Item 601(b)(10) of Regulation S-K.

Response: The Company notes that as a foreign private issuer, the instruction to Item 601(b)(10) regarding compensatory arrangements is applicable and that the prior consulting arrangements were not required to be publicly filed in Italy and that it does not consider such agreements material for investors in the offering of ADSs. The Company intends, however, to publicly file the form of employment agreements for Messrs. Paracchi, Russo and Slansky that will be effective upon the consummation of the Corporate Conversion in the interests of full disclosure. Related changes are reflected to the Exhibit Index of the Amended DRS.

Statement of Operations and Comprehensive Loss, page F-3, page F-3

15. Please present the historical earnings per quota information as well as provide related disclosures pursuant to ASC 260.

Response: The Company discussed and evaluated the computation, presentation, and disclosure requirements pursuant to ASC 260 prior to the confidential filing of the DRS. After careful consideration, the Company determined that the historical EPS computation is not meaningful to investors, primarily due to the Company’s current capital structure. The following are some points of consideration:

●	The Company is an S.r.l. (Società a responsabilità limitata), which is loosely equivalent to an LLC (limited liability company) in the United States, where liability is limited to the amount of capital that will be paid into a company;

●	An S.r.l. does not have shares or units but has Quotas representing the share capital, so Quotas are quite different than shares or units and are not represented by an endorsable instrument and cannot be freely traded;

●	Quotas are not shares or units and represent equity ownership but at a nominal value, so there are no legally outstanding shares or units associated with Quotas, just an ownership percentage; for example, one quota-holder could invest €500 and own 5% of a company, while another quota-holder could invest €500,000 (at a separate point in time) and own 0.1% of the same company. Each has a quota but the ownership is significantly different.

The Company considered many factors in arriving at its determination, including but not limited to the fact that the Company has different classes of Quota, with different rights, privileges, and benefits. In the case of Genenta, there are five different classes of Quota with varying rights, as outlined in the Form F-1. The Company considered the definition of common stock per ASC 260 – stock that is subordinate to all other stock of the issuer. The Company also considered the economic characteristics of each of the classes of Quotas. For example, Quota A’s are subordinate to the other classes upon a liquidation of the Company and in the profits allocations. However, again, there are no legally outstanding shares or units with which to calculate the EPS amount. Furthermore, it is anticipated that when the corporate conversion to an S.p.A. is completed, all the Quotas (regardless of class) would be converted into ordinary shares; therefore, if EPQ (earnings per quota) were calculated, it would likely be based on the most subordinate class (i.e., Quota A), which EPA result would be very different from a fully converted result, making a historical calculation potentially misleading.

United States Securities and Exchange Commission April 22, 2021 Page 8

Finally, the Company has not yet determined how each class of quota will be converted into ordinary shares; therefore, such proforma EPS is not yet known or able to be calculated. Ultimately, after consideration of the known and unknown factors above, the Company concluded that there was no mechanism provided by ASC 260 to equate quotas with shares (or common stock) and that the calculation of a quota per share was not meaningful to the reader and, therefore, not a material disclosure. Since the Company intends to transition from an S.r.l. to an S.p.A. (or a C corporation equivalent) prior to receiving approval for an effective registration statement, the Company intends to provide a pro forma calculation of loss per share when the quotas are converted to ordinary shares (i.e., common stock) in the new S.p.A., once the S.p.A. is created. Therefore, the Company believes that a pro forma presentation, and not an historical presentation, of loss per share will be the most meaningful information for investors.

Note 11. Related parties

OSR - San Raffaele Hospital, page F-21

16. In regards to your Agreements with OSR, please address the following:

● We note the various disclosures in the filing related to your OSR License Agreements, which include multiple amendments. Please clearly state the amounts paid since inception under the license agreements, the amounts currently due, and additional amounts that you are subject to pay in the future. Please clearly state the total milestone and other payments you are currently subject to based on current indications;

● We note that OSR is a co-founder of the Company. Please also clarify in your disclosures whether OSR has any current ownership interests in your company and if so, the extent to which it does; and

● Please help us reconcile the disclosures provided in the notes to the financial statements to those provided on page 143. The disclosures in the notes to the financial statements indicate that OSR provided certain services free of charge; whereas, on page 143, it appears you paid OSR amounts for these services. We also remind you that all costs of doing business should be reflected in your historical financial statements.

Response: The Company has revised the disclosure regarding the OSR license agreement in response to the Staff’s comment as reflected on pages 115-116 and 144 of the Revised DRS. With regard to the service agreements, the Company had a service agreement with OSR (up to December 31, 2019), whereby OSR provided certain accounting services free of charge (i.e., accounting/bookkeeping) and OSR provided office space free of charge too. In 2020, the Company changed its accounting services to an outside third-party vendor and at the end of 2019 entered into a leasing agreement with OSR for the use of space in OSR’s building. The Company paid OSR €13,400 in 2020 for the use of the spaces located at OSR.

In its evaluation, the Company reviewed SAB Topic 5: Miscellaneous Accounting, Subsection T. Accounting for Expenses or Liabilities Paid by Principal Stockholders. This subsection raises the question of whether the Company should have taken an expense for the free services mentioned above. The Company has considered this issue within the scope of the following: 1) OSR (the stockholder) was not a third party; 2) OSR was clearly a related party; 3) OSR had several significant contracts with the Company of economic value (e.g., more than €1 million in 2019); 4) OSR had varied contracts with the Company, (e.g., contracts linked to clinical trials, contracts linked to license agreements; etc.); 5) OSR provided space for the Company, the cost for which it would have incurred with or without the Company occupying the space; and, 6) OSR provided bookkeeping services for a pre-revenue company that were of a de minimis value.

Although subsection T focuses on stock compensation and “the staff believes that the problem of separating the benefit to the principal stockholder from the benefit to the company … is not limited to transactions involving stock compensation, OSR’s obligation to provide these services was negotiated as part of the overall “spin out” of the Company from OSR. The Company does believe that OSR considered these short-term services in their overall evaluation of the transaction. Since the specific value of the bookkeeping and rental was limited in duration and value, the Company believed and believes that it should be “recorded at the amounts indicated by their terms,” as stated in the subsection, which is zero. The Company gave careful consideration to the value of the services, including evaluating the consideration agreed to in 2020 for these types of services, and the fact that the accounting/bookkeeping services would have been much lesser in scope and value during the Company's earlier years. As a result of this evaluation, the Company determined that any value related to these services would be immaterial to the financial statements. The Company does believe that an appropriate disclosure for the transaction and the free services is appropriate as stated: “The transaction … requires disclosure generally … in which a company receives goods or services directly from … a related party, and the form and terms of such transactions may be structured to produce either a direct or indirect benefit to the related party.” The Company did receive a small direct and indirect benefit from these free services; therefore, the Company has made an appropriate disclosure on pages 116 and F-24 in the Amended DRS.

Note 12. Commitments and Contingencies Legal Proceedings, page F-24

United States Securities and Exchange Commission April 22, 2021 Page 9

17. We note your disclosures on page 132 state that you are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on your business and have not been notified of any claims in respect thereof, other than a possible infringement matter. The audited financial statements for the year ended December 31, 2019 indicate that you are not currently party to any material legal proceedings. It is not clear if you gave consideration to this possible infringement matter disclosed on page 132 in making this determination and determining additional disclosures pursuant to ASC 450 do not need to provided. Please advise or provide additional disclosures related to this matter pursuant to ASC 450-20-50.

Response: The Company evaluated the provisions of ASC 450 with respect to this matter, and concluded the likelihood of material loss was remote and therefore disclosure was not originally included; however, changes in response to the Staff’s comment are reflected on pages 134 and F-27 of the Amended DRS.

General

18. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company is providing the Staff supplementally via kiteworks an investor presentation used as part of “testing the waters” meetings with potential investors in reliance on Section 5(d) of the Securities Act. For the Staff’s information, the Company intends to update such presentation in connection with future testing-the-waters meetings it may hold prior to the formal roadshow regarding the offering and will also provide such materials for the Staff’s information.

Please do not hesitate to contact Norwood Beveridge at (914) 374-4205 or Mitchell Nussbaum at (212) 407-4159 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc:	Pierluigi Paracchi
Genenta Science S.r.l.